Results of General Shareholders’ Meeting for the fiscal Year of 2010

On March 23, 2011, Shinhan Financial Group held the annual general shareholders’ meeting (“AGM”) for the fiscal year of 2010, and all five agenda listed below were approved as originally proposed.

1)	Approval of Financial Statements (Statement of Financial Position, Statement of Income and Statement of Appropriation of Retained Earnings) for fiscal year 2010 (January 1, 2010~ December 31, 2010)

2) Approval of Revision to Articles of Incorporation

3) Approval of Director Remuneration Limit

4) Appointment of Directors (12 directors)

4-1) Executive Director Candidate: Mr. Dong Woo Han

4-2) Non-executive Director Candidate: Mr. Jin Won Suh

4-3) Outside Director Candidate: Mr. Taeeun Kwon

4-4) Outside Director Candidate: Mr. Kee Young Kim

4-5) Outside Director Candidate: Mr. Seok Won Kim

4-6) Outside Director Candidate: Mr. Hoon Namkoong

4-7) Outside Director Candidate: Mr. Jaekun Yoo

4-8) Outside Director Candidate: Mr. Ke Sop Yun

4-9) Outside Director Candidate: Mr. Jung Il Lee

4-10) Outside Director Candidate: Mr. Sun Tae Hwang

4-11) Outside Director Candidate: Mr. Haruki Hirakawa

4-12) Outside Director Candidate: Mr. Philippe Aguignier

5) Appointment of Audit Committee Members (4 members)

5-1) Audit Committee Member Candidate: Mr. Taeeun Kwon

5-2) Audit Committee Member Candidate: Mr. Seok Won Kim

5-3) Audit Committee Member Candidate: Mr. Ke Sop Yun

5-3) Audit Committee Member Candidate: Mr. Sun Tae Hwang

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2010 as follows:
Dividend Amount for Common Stocks: KRW 355,649,690,250
(KRW 750 per share, 15% of par value and 1.5% of market price of Common Stock)
Dividend Amount for Preferred Stocks: KRW 230,586,269,095
Total Dividend Amount: KRW 586,235,959,345

During a Board of Directors meeting held on the same date, the board appointed
Mr. Hoon Namkoong as the Chairman of the Board of Directors and Mr. Dong Woo Han as the Representative Director, Chairman and Chief Executive Officer of the Group.

For details of the originally proposed agenda, please refer to our Convocation Notice of the 10th general shareholders’ meeting, which was reported as a current report of Form 6-K on February 22, 2011.